September 29, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention:	Ameen Hamady
Shannon Menjivar
Ruairi Regan
Pam Howell

Re:	AI Transportation Acquisition Corp
Registration Statement on Form S-1
Filed September 15, 2023
File No. 333-270558

Dear Ladies and Gentlemen,

On behalf of our client, AI TRANSPORTATION ACQUISITION CORP (the “Company”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated September 25, 2023, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 6”).

In order to facilitate the review by the Staff of the Amendment No. 6, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amended Registration Statement on Form S-1

Cover Page

1. Refer to prior comment 1. Please further revise your disclosure to clearly address the risks prior to a business combination. Please provide prominent disclosure about the legal and operational risks associated with the Sponsor being located in and a majority of your executive officers and/or directors being located in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added prominent disclosure to clearly address the risks prior to a business combination including prominent disclosure about the legal and operational risks associated with the Sponsor being located in and a majority of its executive officers and/or directors being located in or having significant ties to China and that these risks could result in a material change in the value of the securities the Company is registering for sale or could significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

General

2. We note you have filed the form of the opinion as exhibit 5.1. Please file the executed and dated opinion in a pre-effective amendment. In addition, please remove the assumption that “the Rights Agreement to be entered into in connection with the Rights has been duly authorized, executed and delivered by the Rights Agent and the Company, and is a valid, binding and enforceable agreement of each party thereto,” as such assumption goes to the underlying opinion. Lastly, please clearly disclose the state law upon which your opinion is based, rather than assuming the agreement will be governed by New York law.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised and refiled its executed and dated opinion at Exhibit 5.1.

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If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact me on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Yongjin Chen, Chief Executive Officer

AI TRANSPORTATION ACQUISITION CORP